As filed with the Securities and Exchange Commission on February 13, 1998

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                            ACQUISITION STATEMENT FOR
                          SECURITIES PURCHASED PURSUANT
                          TO SECTION 13 OF THE 1934 ACT

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                   Universal Stainless & Alloy Products, Inc.
                   ------------------------------------------
                                (Name of Issuer)




                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)




                                    913837100
                                    ---------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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-------------------
CUSIP No. 913837100         SCHEDULE 13G
-------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Futurtec, L.P.
     11-3155090
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /   /
                                                                  (b)  /   /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
2              5    SOLE VOTING POWER
                       240,000
               -----------------------------------------------------------------
NUMBER OF      6    SHARED VOTING POWER
SHARES                 0
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       7    SOLE DISPOSITIVE POWER
EACH                   240,000
REPORTING      -----------------------------------------------------------------
PERSON WITH    8    SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                240,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               3.8%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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-------------------
CUSIP No. 913837100                  SCHEDULE 13G
-------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Futurtec Capital Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /   /
                                                                (b) /   /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
2              5    SOLE VOTING POWER
                       240,000
NUMBER OF      -----------------------------------------------------------------
SHARES         6    SHARED VOTING POWER
BENEFICIALLY           0
OWNED BY       -----------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER
REPORTING              240,000
PERSON WITH    -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                240,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               3.8%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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





-------------------
CUSIP No. 913837100                  SCHEDULE 13G
-------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ido Klear
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /   /
                                                                 (b)  /   /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
2              5    SOLE VOTING POWER
                       240,000
NUMBER OF      -----------------------------------------------------------------
SHARES         6    SHARED VOTING POWER
BENEFICIALLY           0
OWNED BY       -----------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER
REPORTING              240,000
PERSON WITH    -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                240,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               3.8%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

684469.1


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-------------------
CUSIP No. 913837100                  SCHEDULE 13G
-------------------


     This Amendment No. 2 to Schedule 13G amends and supplements the Schedule 13G which was originally filed with the Securities Exchange Commission (the "SEC") on February 14, 1995 by Futurtec, L.P., Futurec Capital Corporation and Ido Klear (collectively, the "Reporting Persons") with respect to beneficial ownership of shares of the Common Stock of Universal Stainless & Alloy Products, Inc., as amended and supplemented by Amendment No. 1 thereto filed with the SEC on February 14, 1996.

Item 1(a).          Name of Issuer:

                    Universal Stainless & Alloy Products, Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    600 Mayer Street
                    Bridgeville, Pennsylvania  15017

Item 2(a).          Name of Person Filing:

                    Futurtec, L.P., a Delaware limited partnership, is the security holder of record of the Common Stock (hereinafter defined) of the Company. Futurtec Capital Corporation, a Delaware corporation, is the general partner of Futurtec, L.P. Mr. Ido Klear is the sole stockholder, director and President of Futurtec Capital Corporation.

Item 2(b).          Address of Principal Business Office or, if none, Residence:

                    Futurtec, L.P.
                    111 Great Neck Road
                    Suite 301
                    Great Neck, New York  11021

Item 2(c).          Citizenship:

                    U.S.A.

Item 2(d).          Title of Class of Securities:

                    Common Stock, $.001 par value per share (the "Common Stock")

Item 2(e).          CUSIP Number:

                    913837100

Item 3.             Type of Reporting Person Filing Pursuant to Rule 13d-1(b) or
                    13d-2(b):

                    Not Applicable.



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-------------------
CUSIP No. 913837100                  SCHEDULE 13G
-------------------


Item 4.             Ownership:

Item 4 is hereby amended as follows:

     The information previously furnished in response to this Item is amended to report beneficial ownership of the Common Stock as of December 31, 1997 as follows:

          (a)  Amount Beneficially Owned as of December 31, 1997:
               240,000 shares of Common Stock

          (b)  Percent of Class:
               3.8%

          (c)  Number of shares as to which the Reporting Person has:

               (i)  sole power to vote or to direct the vote 240,000

               (ii) shared power to vote or to direct the vote 0

               (iii) sole power to dispose or to direct the disposition of
                     240,000

               (iv) shared power to dispose or to direct the disposition of 0

Item 5.             Ownership of Five Percent or Less of a Class:

Item 5 is hereby amended as follows:

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ X ]

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person:

                    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company:

                    Not Applicable.

Item 8.             Identification and Classification of Members of the Group:

                    Not Applicable.


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-------------------
CUSIP No. 913837100                  SCHEDULE 13G
-------------------


Item 9.             Notice of Dissolution of Group:

                    Not Applicable.

Item 10.            Certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 13, 1998

                                        FUTURTEC, L.P.



                                        By:  Futurtec Capital Corporation,
                                                 its General Partner


                                        By: /s/ Ido Klear
                                            ------------------------------------
                                            Name:  Ido Klear
                                            Title: President




                                        FUTURTEC CAPITAL CORPORATION


                                        By: /s/ Ido Klear
                                            ------------------------------------
                                            Name:  Ido Klear
                                            Title: President



                                            /s/ Ido Klear
                                            ------------------------------------
                                            Ido Klear




684469.1